UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

MAUI GENERAL STORE, INC.
(Name of small business issuer in its charter)

New York	84-1275578
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

P.O. Box 297 Hana, Maui, Hawaii	96713
(Address of principal executive offices)	(Zip Code)

(808) 248-8787
(Issuer’s telephone number)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:

Title of each class
to be so registered

Common Stock

Forward Looking Statements.

This Form 10-SB and other statements issued or made from time to time by us or our representatives contain statements which may constitute “forward-looking statements”. Those statements include statements regarding the intent, belief or current expectations of us and members of our management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements are set forth herein. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

PART I

Item 1. Description of Business.

BUSINESS

History

     We were incorporated on January 3, 1995 in New York as Kelly Green Products, Inc., but remained dormant until December 31, 2000. In October 2001, we changed our name to Maui General Store, Inc. and acquired two subsidiaries, Maui General Store, Inc., a Colorado corporation, and Hana Pearl, LLC, a Hawaiian limited liability company. We completed the acquisition of Maui General Store in exchange for an aggregate of 111,520,000 shares of our common stock, and completed the acquisition of all the membership interests of Hana Pearl in exchange for an aggregate of 10,000,000 shares of our common stock. These transactions were accounted for as purchases.

     Our auditors have raised substantial doubt about our ability to continue as a going concern. We are a development stage company, have limited active business operations and have no significant assets. Our revenue and net loss for the nine months ended September 30, 2003 were $18,390 and $34,916, respectively. For the year ended December 31, 2001 and 2002, we incurred net losses of $106,724 and $78,721 on revenue of $11,946 and $32,450, respectively. We believe that we will need to raise at least an additional $500,000 of debt or equity financing by December 31, 2004, to implement and expand our current and proposed business.

Hana Pearl’s Business

     In October 2001, we acquired Hana Pearl, LLC which provided us with a proprietary line of specialty pearl jewelry. Hana Pearl leverages its relationships with several of the largest pearl farms in the South Pacific to source, market and distribute Tahitian black pearls and South Seas golden pearls to the larger precious jewelry market. These pearls retail in ranges from $500 to $30,000. For the six months ended June 30, 2003, all of our revenue was generated by sales of Hana Pearl’s jewelry. Building upon its retail associations, as well as its business-to-business and wholesale operations, by the first quarter of 2004, we plan to expand Hana Pearl’s operations to include an Internet web presence and by the end of the fourth quarter of 2004 to include catalogue sales to feature low to mid-range pearls averaging in price from $200 to $2,000. Hana Pearl also plans to provide one-of-a-kind designs created by jewelry workshops used by exclusive jewelers in New York City.

     In June 2003, Hana Pearl began selling and placing on consignment with the Hana Maui Resort and Spa, Hana Pearl’s Tahitian black pearl and South Seas golden pearl jewelry. The Hana Maui Resort and Spa sells the jewelry to the public. Previously, the jewelry had been placed for sale at the Ritz Carlton, Maui Resort which discontinued its jewelry operations and Four Seasons Hotels and Resorts which we discontinued because of cost reasons.

     Heading Hana Pearl’s operations is Patricia Cabellon, who has nearly thirty years’ experience with fine art and jewelry, including a seven-year tenure with the renowned jeweler Bulgari, located on Manhattan’s Fifth Avenue. Along with developing a reputation from strong sales and promotion, Ms. Cabellon also completed an accredited course in gemology at the Gemology Institute of America, and received its certification.

Maui General Store’s Proposed Business

     Children’s Clothing. Maui General Store, Inc., our Colorado subsidiary, was formed on May 5, 1993 in Colorado initially as a holding company for Hawaiian real estate and other investments. It was not used for that or any purpose until October 15, 2002, when it acquired an exclusive license from Baby Buddha, Inc., an unaffiliated party, to sell children’s clothing using certain intellectual property pertaining to the “Baby Buddha” concept in the wholesale sales market by e-commerce sales, sales representatives or electronic sales.

     The Baby Buddha license requires us to produce commercially significant quantities of products by October 15, 2004, or lose the license. The term “commercially significant quantities of products” is not defined in the licensing agreement but we interpret it to mean the amount of products necessary to fill orders when received. To date, we have designed the clothing line and have entered the first phase of production by making art boards for various designs. We anticipate that we will have samples by the first quarter of 2004 and will begin production as orders are received. We are required to pay a 5% royalty fee on all sales of the products.

     Baby Buddha, Inc. is a designer and manufacturer of innovative clothing for children that embodies Buddhist and other Asian/Eastern influences in its clothing design. Our target market for the Baby Buddha line of clothing encompasses infant designs, clothing and accessories for toddlers, and apparel intended for children up to the age of 5 years. In the highly competitive market for children’s clothing, we believe that Baby Buddha products differentiate themselves in their new and fresh approach to design and merchandising, represented in one example by the use of coordinated items for both mother and child. We believe that Baby Buddha’s characteristics and imagination suit consumers that seek better quality garments in children’s clothing.

     One of our directors, J’Amy Owens, has a background in branding companies such as Nike and Starbucks, and another of our directors, Ken Sitomer has experience with Ralph Lauren and Calvin Klein. Therefore, we feel we have a solid foundation to enter the children’s clothing market with our Baby Buddha line.

     Other Product Sales. We also plan to be, in the simplest form, a business-to-consumer merchandiser of unusual and unique products from exotic islands of the world. Initially, we plan to sell only Hawaiian products, then plan to expand into sales of products from other islands of the South Pacific and later, from the Caribbean. As the Hawaiian islands alone attract over 6,500,000 visitors a year, we believe that there is a large potential market for island products.

     In addition to the Baby Buddha clothing line, Hawaiian products expected to be offered for sale by us include typical island keepsakes such as sea shells, chocolates, Hawaiian T-shirts, bowls, trays and decorative objects of rich brown monkeypod or koa woods. Other native products include perfumes made from exotic flowers, colorful jewelry made of seeds or rare black and pink coral, Lauhala (wovenleaf) items, liqueurs made with flavors such as ti or passion fruit, jellies and preserves made from local fruits such as guava, macadamia nuts and interesting ceramics. Island garment industries produce colorful sportswear such as aloha shirts, beach wear and island outfits. Flowers of the islands include Lehua Ohia, Lokelani, Kukui, Hinahina, Kaunaoa, Ilima and Hibiscus. We plan to offer such typically “island” items, as well as our own lines of products. We also plan to offer South Sea island pearls, through Hana Pearl.

     The Internet site will also have links to providers of ancillary products and services including travel agencies offering airline reservations, cruise bookings, car rental, lodging and specialty packages such as wedding bookings. We anticipate that our Internet site will be operational by the first quarter of 2004 and that our initial catalogue will be available by the end of the fourth quarter of 2004. By June 2005, we plan to offer additional products such as specialty music, books and videos. By December 31, 2005 if we develop a larger website and become a large catalogue provider, we plan to acquire various other properties and assets, such as hotel and resort properties, and travel-related entities, under the Maui General Store brand. Whether or not we are able to acquire various properties and assets will depend on whether or not we are able to raise sufficient additional funds from public or private offerings of our securities. We have no commitments for any such funds at this time.

     Wireless Phones. In January 2003, we signed an agreement with New Horizons Technologies International, Inc., a disposable wireless phone manufacturer of the Cyclone. The Cyclone is a refreshable, recyclable, cellular telephone with planned price points targeted to attract new segments of the world wide market.

     During the term of the agreement, we have agreed to use our best efforts to actively promote, market and sell New Horizons’ wireless communication service and equipment (consisting of handsets, refresh cards and other equipment) to actual and potential consumers. With the consent of New Horizons, we can sell the equipment under our own brand. The agreement continues until January 15, 2005 and thereafter for successive one year terms unless we or New Horizons give notice of our or its intent not to renew at least 60 days prior to the end of the then current term. We are required to purchase a minimum of 6 handsets at a time at the then current distributor handset price. Under the agreement, our distribution is nonexclusive and currently is limited to Africa, Asia, China, Hawaii, India, Japan, Korea, Latin America, Mexico, the Philippines and South America. However, we must obtain carrier services in each country and in Hawaii before we can commence sales in those countries. On October 23, 2003, we received nonexclusive permission from New Horizons to distribute the Cyclone in the United States.

     New Horizons has advised us that it has developed its first product, the Cyclone, and it plans that the first market release of the Cyclone will be during the first quarter of 2004. New Horizon’s has advised us that it has contracted with two manufacturing sources and is in discussion with additional established sources, in order to meet anticipated market demand. Further, New Horizon’s has advised us that it has completed an agreement with a wireless carrier to provide cellular services in the United States.

     New Horizons plans to produce its pre-paid wireless phone with 30 minutes for a retail price of $39.99. We believe that this innovative alternative to contract cellular service and pre-paid calling cards will translate well into a marketplace that we believe craves the security and mobility of cellular service with the financial flexibility of pre-payment.

     We anticipate that our initial target markets for pre-paid wireless product will include children, credit-challenged individuals and tourists. As this phone will not require a credit check, will have no roaming charges, long-distance charges, or activation fees and will not lock the consumer into a long-term contract, we believe that it will be as easily distributed as the disposable camera or suntan lotion.

     With the consent of New Horizons, we plan to brand our new product and announce our wholesale distribution and consumer launch by the end of the second quarter of 2004.

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Marketing/Sales

     We believe that both sticker shock and boredom have driven retail customers away from department stores to pursue something “different” or cheaper or more convenient. We are aware of these retail merchandising trends and intend to capitalize on them. Uniqueness of the products and private labeling, coupled with the convenience of in-home shopping available through our proposed Internet site and catalog use, we believe will make us competitive, interesting, and in touch with the interests of retail consumers.

     Catalogue

     We plan to publish a series of catalogues, some of which will be specific to a particular island, such as the Hawaiian Products Catalogue. Other catalogues will be specific to a product type but contain products from a variety of islands, such as the Island Flowers Catalogue. This marketing approach is intended to allow us to be very specific about our target audience and efficient in attaining a low customer acquisition cost.

     Our mail order catalogues are planned to be completed in the fourth quarter of 2004. Catalogue sales are expected to provide a broad market for us to merchandise our product lines. The catalogues will offer essentially the same products as the Internet site. Secondary catalogues, containing only certain priced items or specializing in Pacific Rim or Caribbean Island products, will be used to merchandise our products to a particular geographic area or to a certain demographic profile.

     Our catalogue marketing efforts should generate product sales through its stand-alone operations. However, the catalogue marketing efforts are clearly intended to attract a base of customers to our Internet site.

     Internet

     MauiGeneralStore.com will be an Internet destination site. We believe it will be the site of choice for anyone with an island need. Those needs may include anything from information on the history of an island, unique products from islands of the world including music, specialty foods and flowers, site links for travel reservations and maps, or advice on where to go and what to do. This will be an Internet site dedicated to being the most informed, responsive and convenient source for anything to do with the islands of the world.

     To motivate people to shop online, our management believes that there is a clear advantage to booting up the computer over heading to the local retail store or shopping mall. In addition to having just an advantage over physical stores, we need to have a competitive advantage over other merchants on the Internet. There are some simple basics that consumers look for when they come online — credibility, price, convenience and customer service.

     Credibility. We believe that most online shoppers are more concerned about being “taken” by incompetent or fraudulent Web-based businesses than they are about having their credit card numbers stolen. They are not afraid of using their credit cards; they are afraid of a bad business. Without a person to talk to, a storefront to visit, or sometimes even a physical address handy, shoppers have to use instinct to judge whether they are dealing with a reputable entity. To overcome these fears, we will have the following elements in place:

·	Personal domain name – In cyberspace, there are no signs of real duration, but a domain name identical to the company name creates a higher comfort level.
·	Good product descriptions
·	Answers to "Frequently Asked Questions"
·	Real-world address information

     Trust is the most critical component to doing business on the Internet. In the real world, consumers have the Better Business Bureau working on their side to make sure than companies follow the rules. Online, a non-profit association called TRUSTe watches over the use of data collected by businesses over the Web. We intend to use this association to insure our site is worthy of its customers patronage.

     Price. Price, more often than not, motivates a shopper to buy, and making sure that our prices are competitive is crucial. We believe that boutique shops that offer high service with matching price-tags cannot succeed on the Web as they can in real life, since high levels of personal service are not as necessary online as they are in a small merchant’s shop.

     Convenience. Customers coming to our site should be able to find products easily. That means that customers should be required to make the minimum possible amount of clicks between our products and the ordering page. Accordingly, we believe that when it comes to design, simple is best. Some Internet users still don’t know what items are hyperlinked, or clickable, and what are not. So while a complex graphic may look good, our user may not know that they are looking at. We intend to keep our site simple and functional.

     Depending on the breadth of our product selection, we will use pop-up menus for product selection. Browsing can be made easy by using drop-down menus to offer instant access to literally hundreds of product categories on a single page. The alternative is to simply run long text listings or ask customers to click through multiple levels to see the complete product line – neither of which is desirable to busy shoppers.

     Once products have been selected, completing the purchase must be simple as well. We believe that customers will also appreciate having several payment options, therefore we will give customers a phone and fax number as well as our mailing address to either call or send in orders if they are concerned about placing their order on-line. Without question, we believe that round-the-clock, Internet-savvy customer and post-sales support are the keys to cultivating customer loyalty. Once the order is committed, users should be immediately thanked onscreen – and their orders should be confirmed.

     Customer Service. Since online competition is always just a few clicks away, we believe that the standard for customer support must be higher for the Internet than it is in the off-line world. The most essential aspect of customer support on Web sites is responding to every request for information with accurate answers or corrective actions within competitive time frames. Our goal will be to respond to all inquiries in 24 hours.

     Product Promotion and Marketing

     In addition to the exposure generated by the widely-distributed catalogues and the Internet site, our products will be promoted through creative alignments with such other business concerns as hotels and restaurants, carefully-placed samples and promotional materials. We may also acquire certain leisure businesses and promote our products through their operation.

     Database lists of prospective customers will be acquired to form the initial basis of mailing lists. A number of mailing list services are available. We are is addressing this issue by first defining our products, creating customer “profiles”, and only then carrying on discussions with list brokers to ensure an accurately-targeted market is acquired. We will maintain an up-to-date, internal database of customer information which will be an important source of information for subsequent mailings and product acquisitions.

     We are aware of the challenges facing mail-order houses such as increased distribution costs, postal increases, attempts by federal and state legislatures to pass use-tax bills into law, the need to mail smarter to their customer files, and rising catalogue production costs. Other issues include the need to make outside acquisitions profitable, upgrading customer service operations to remain competitive, and a general increase in the number of mail order offerings customers receive.

     We will undertake market studies to insure we remain current on market trends, business opportunities and competition. Most of these studies will be performed by internal staff, but professional market research firms will be used if the study demands a greater level of detail than can be generated internally.

     Product Distribution

     A fulfillment house will be retained to handle product warehousing, drop shipping, fax or mailing request, shipment and product handling, as well as some customer service functions. Order placement will be handled through the use of an “800” number service. These facets of our marketing plan are critical to our image and getting repeat customers. We have met with various fulfillment houses and order placement services and are in the final stages of the selection process. The fulfillment house selected will have both national and international warehousing capabilities with a major facility located in Hawaii.

Competition

     We will compete with other distributors of clothing, distributors of wireless telephones and wired telephones, Internet sites, specialty stores, boutiques, other mail order catalogues, gift stores and department stores. Many of our competitors are larger and have greater capital resources than we have.

Regulation

     We are not currently subject to any governmental regulations as a catalogue and Internet marketer of island products. New Horizons has obtained all governmental licenses and permits necessary to enable us to conduct our business as a distributor of wireless telephones.

Research and Development

     During the years ended December 31, 2002 and December 31, 2001, we have not spent any amounts on research and development activities.

Employees

     We are a development stage company and currently have no employees. We expect to use consultants, attorneys and accountants as necessary, and anticipate engaging full-time employees as the need arises for production of the catalogues and internet site and associated activities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

     The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with our financial statements included elsewhere herein.

     Overview

     We were incorporated under the laws of the State of New York on January 3, 1995, as Kelly Green Products, Inc. We did not have any operating activities prior to our acquisitions of Maui General Store, Inc. (a Colorado corporation) and Hana Pearl, LLC. (a Hawaii LLC)

     On October 10, 2001, we acquired 100% of the outstanding shares of Maui General Store, Inc. The shareholders of Maui General Store, Inc. exchanged their stock for 111,520,000 of our shares of common stock. Our majority stockholder also held the majority interest in Maui General Store. There was no change to the business, management, location, policies or the assets and liabilities of Maui General Store.

     On October 10, 2001, in a separate transaction, we acquired a 100% interest in Hana Pearl, LLC, by exchanging 10,000,000 shares of our common stock for the membership interest in Hana Pearl. Hana Pearl was initially formed on November 9, 2000, as a limited liability company under the laws of the state of Hawaii.

     On October 30, 2001, we changed our name to Maui General Store, Inc.

     The above noted acquisitions constitute a recapitalization of the companies and are accounted for as a reverse acquisition. Accordingly, the historical operations of Maui General Store and Hana Pearl became our historical operations. The assets and liabilities of Maui General Stores, Inc. and Hana Pearl, LLC have been carried over at their historical costs. The following discussion and analysis of financial condition and results of operations is a discussion of the historical financial performance of Maui General Store and Hana Pearl.

     We plan to merchandise “island products”, initially Hawaiian goods, and later, products from other islands. The products we plan to offer will span a variety of categories, ranging from coffee, candy, soaps and lotions to apparel. There will, however, be a common island theme in all of our products. In addition, we intend to create mail order catalogs of our products. We also plan to sell a wireless telephone. Hana Pearl is a wholesaler of black and golden pearls.

     We have reported net losses since the date of inception (January 3, 1995) through September 30, 2003, of $237,317. As a result, there is an accumulated deficit of $437,815 at September 30, 2003.

Results of Operations

     Year ended December 31, 2002 compared to the year ended December 31, 2001

     Revenue

     Total revenue for the year ended December 31, 2002, increased $20,504 or 172% to $32,450 from $11,946 for the year ended December 31, 2001. All revenue has been generated from Hana Pearl. Hana Pearl is our only operating business. Revenue from repair work included above amounted to $100 in 2002 compared to $0 in 2001.

     Cost of Goods Sold

     Cost of goods sold during 2002 amounted to $20,202 or 62.3% of sales as compared to $3,244 or 27.2% of sales for the year ended December 31, 2001. Costs of goods sold increased by $16,958 due to purchasing a better quality of pearls and purchasing more pearls, as well as more materials for new designs. Amounts paid to subcontractors for repair work amounted to $65 in 2002 compared $0 in 2001.

     Expenses

     Expenses for the year ended December 31, 2002, decreased $26,682 or 23% to $91,018 from $117,700 for the year ended December 31, 2001. Professional fees increased $29,415 due to design costs for clothing and the cost of investor relations. This mainly was offset by a decrease in consulting, rent, and travel and entertainment of $40,768, $7,443, and $6,884, respectively.

     Net Loss

     The net loss for the year ended December 31, 2002, decreased by $28,003 to $78,721 from $106,724 for the year ended December 31, 2001, due to the factors discussed above.

     Liquidity and Capital Resources

     Net used by operating activities for the year ended December 31, 2002, was $41,830 and resulted from the net loss offset by the lower inventory levels and higher accounts payable.

     Net cash provided by financing activities for the year ended December 31, 2002, was $31,135 and came from advances from stockholders and the issuance of convertible notes.

     Our short term liquidity and capital needs have been satisfied primarily from the continuing sale of our common stock, and loans from shareholders. There are no known trends, events, or uncertainties that would be expected to have a material impact on our short or long term liquidity, sales, or income from operations. We have engaged the services of American Registrar and Transfer Company as our outside Stock Registrar and Transfer Agent.

     Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

     Revenue

     Total revenue for the nine months ended September 30, 2003, decreased $7,077 or 28% to $18,390 from $25,467 for the nine months ended September 30, 2002. All revenue has been generated from Hana Pearl. It decreased due to changing pearl suppliers as well as changing retail stores selling the pearls. It is expected that we will show stronger revenue again, now that these matters have been resolved. Revenue from repair work included above amounted to $3,740 in 2003 compared to $100 in 2002.

     Cost of Goods Sold

     Cost of goods sold for the nine months ended September 30, 2003 decreased by $4,174 to $11,232 from $15,406 for the nine months ended September 30, 2002. The decrease relates to the decrease in sales during the same period. Amounts paid to subcontractors for repair work amounted to $3,072 in 2003 compared to $65 in 2002.

     Expenses

     Expenses for the nine months ended September 30, 2003, decreased $16,893 or 29% to $41,920 from $58,813 for the nine months ended September 30, 2002. This was mainly due to a $13,371 decrease in rent due to us moving into a new office. Travel expense decreased $7,042 from $9,842 for the nine months ended September 30, 2002 to $2,800 for the nine months ended September 30, 2003.

     Net Income (Loss)

     Net loss for the nine months ended September 30, 2003, was $34,916 as compared to a net loss for the nine months ended September 30, 2002 of $48,703. The difference is due to the factors discussed above.

     Liquidity and Capital Resources

     Net cash provided by operating activities for the nine months ended September 30, 2003, was $1,763 and net cash used by financing activities for the nine months ended September 30, 2003, was $1,486.

     Net cash used by operating activities for the nine months ended September 30 2002, was $37,214 and net cash provided by financing activities was $28,114. The primary source of the cash provided by financing activities was approximately $20,000 from subscriptions and approximately $10,000 from the advances from stockholders.

     Our short term liquidity and capital needs have been satisfied primarily from the continuing sale of our common stock, and loans from shareholders. There are no known trends, events, or uncertainties that would be expected to have a material impact on our short or long term liquidity, sales, or income from operations. We have engaged the services of American Registrar and Transfer Company as our outside Stock Registrar and Transfer Agent.

     Plan of Operation

     During the twelve months ending September 30, 2004, we plan to start production of Baby Buddha clothing and a cell phone division which we anticipate will receive funding to begin production.

     During this twelve-month period we anticipate hiring up to 2 additional employees.

     During this period, we expect that we will spend between $100,000 and $500,000 on production of Baby Buddha clothing and promotion of our cell phone division. We plan to commence a private placement of our securities to fund our operating expenses during the period. If we are successful in raising additional funds and commencing operations that generate revenue, we should be able to have the “going concern” qualification removed from our auditor’s opinion on our financial statements.

     Other than the above we do not have any material capital commitments.

     Application of Critical Accounting Policies

     Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. The critical accounting policy for us is revenue recognition.

     We recognize revenue in accordance with Staff Accounting Bulletin No.101, Revenue Recognition in Financial Statements. Sales are recorded when both the goods are shipped to customers and the customer’s right of return has expired. We allow customers to return merchandise containing defects within six months of sale. Generally, merchandise will be accepted for return if defects occur through no fault of the purchaser. Revenue from re-work/repair services for prior product sales is recognized as the services are provided.

Item 3. Description of Property.

     Currently our operations are located in Hana, Maui, Hawaii, which will continue to be the headquarters for our operations for the foreseeable future. We lease approximately 1,500 square feet of office space at our Hana, Maui, Hawaii headquarters, pursuant to a lease that will terminate in January 2005 and that currently requires monthly rental payments of approximately $1,800.00. We also lease approximately 500 square feet of space in New York, New York pursuant to a month to month lease that currently requires monthly rental payments of approximately $1,000.00.

     Additional offices will be required as our catalogue and Internet operations begin service. At this time it is expected that an office will be required in New York to handle operations involving the Caribbean and an office in Maui to handle the South Pacific offerings. Hana, Maui, Hawaii is expected to be our executive and technological headquarters principally due to its job market ability to satisfy the human resource requirements of its Internet operations. Catalogue publishing will be managed from the Maui headquarters, but publications will be printed in New York and Los Angeles.

     We do not intend to invest in real estate for any purpose other than to house our operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth as of September 30, 2003, information with respect to the beneficial ownership of our outstanding common stock by (i) each of our directors and executive officers, (ii) all of our directors and executive officers as a group, and (iii) each shareholder who was known by us to be the beneficial owner of more than 5% of our outstanding common stock. The persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them.

(1) Title Of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class
Common	Richard H. Miller P.O. Box 297 Hana, Maui, Hawaii 96713	116,025,305 shares Director, President	80.8%
Common	J’Amy Owens 10263 Maplewood Place, SW Seattle, Washington 98146	500,000 shares Director, Secretary	0.03%
Common	Kenneth Sitomer 303 E. 57th Street, Apt 39D New York, New York 10022	500,000 shares Director	0.03%

     We have no plans to issue any additional securities to management, promoters or their affiliates or associates and will do so only if such issuance is in the best interests of our shareholders and complies with all applicable federal and state securities rules and regulations.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Richard H. Miller, 58, Director and President. Mr. Miller became a director of the Company in February, 2001, after acquiring a majority of the outstanding shares of our common stock. From 1988 to 1999, Mr. Miller founded and served as president and chairman of Art Cards, Inc., a publicly traded company that owned the rights to the music and drawings of various contemporary artists for reproduction on greeting cards and other products. Also during this time, Mr. Miller formed MGS. From 1979 to 1982, he founded and served as president and chairman of Electric Transportation Systems, Inc, a publicly traded company that specialized in the sales and distribution of electric cars. From 1968 to 1969, he was the sole proprietor of Open Hand Publishing Company, a Toronto-based music-publishing company. In 1974, Mr. Miller published the Whole Earth Catalogue for distribution in Canada, and from 1976 to 1980 Mr. Miller was a 50% owner of Mr. Freedom, a London clothing store where Mr. Miller oversaw the funding, construction, hiring of management, ordering of clothing, advertising and promotion of new stores. Mr. Miller also negotiated a license with Disney for Mr. Freedom to use Disney’s characters on Mr. Freedom’s clothing lines. Mr. Miller received a B.A. from SUNY Buffalo in 1968.

J’Amy Owens, 47, Director and Secretary. J’Amy Owens became one of our directors on October 30, 2001 and our Secretary on November 1, 2002. From 1986 through the present, Ms. Owens has served as President, Sales Director and Design Strategist of The Retail Group, a consulting company that offers strategic solutions to maximize retail performances. From 2001 to the present, she has also owned J’Amy Owens Group, a brander, marketer and designer for retail businesses.

Kenneth Sitomer, 57, Director. Kenneth Sitomer became a director of the Company on October 30, 2001. Since 2000, Mr. Sitomer has a principal in Apparel Holdings Group, a manufacturer of clothing lines. Since 1997, Mr. Sitomer has been an active private investor and an advisor of Internet companies. From 1998 to 2000, Mr. Sitomer was the president and chief executive officer of One Market Solutions, a management consulting company. From 1993 through 1996, Mr. Sitomer was Chief Operating Officer of Sam & Libby, Inc, a clothing manufacturer. From 1974 to 1989 he worked with Biderman Industries USA, Inc., a clothing manufacturer, where he served as Chief Financial Officer, Chief Operating Officer, and from 1986, as President and Chief Executive Officer. Mr. Sitomer has a BBA in Accounting and an MBA in Finance, both from the City College of New York.

Item 6. Executive Compensation.

     Neither our chief executive officers not any of our other executive officers received any compensation from us or our subsidiaries during the years ended December 31, 2002, 2001 or 2000.

     Neither our chief executive officers nor any other executive officers were granted any rights to purchase our common stock or exercised any rights to purchase our common stock during the year ended December 31, 2002. In addition, no such person had any rights to purchase our common stock as of December 31, 2002.

     On November 2, 2001, each of J’Amy Owens and Kenneth Sitomer were issued 500,000 shares of our common stock in exchange for them agreeing to become directors.

     No officer or director has received any other remuneration. We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7. Certain Relationships and Related Transactions

     In consideration for them agreeing to become directors, we have issued to J’Amy Owens and Kenneth Sitomer a total of 1,000,000 shares of common stock which were valued at $1,000.00 for accounting purposes. Certificates evidencing the common stock issued by us to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by us.

     Richard H. Miller was the majority shareholder of MGS which we acquired on October 10, 2001, in exchange for 111,520,000 shares of our common stock. Mr. Miller received 100,000,000 shares.

     We believe the above transactions were as favorable to us as we could have obtained from unrelated third parties.

     Patricia Cabellon was the sole member of Hana Pearl, which we acquired in October 2001. Ms. Cabellon was issued 10,000,000 shares of our common stock in exchange for her membership interest in Hana Pearl, LLC.

     None of our officers, directors, promoters, or affiliates has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by us through security holdings, contracts, options, or otherwise.

Item 8. Description of Securities.

Common Stock

     We are authorized to issue 500,000,000 shares of $0.001 per share common stock. Each record holder of our common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted.

     Holders of our outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, ratably, our net assets available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of our outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of our common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of our common stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

     We have no preferred stock authorized.

Transfer Agent

     Our transfer agent is American Registrar & Transfer Co., 342 East 900 South, Salt Lake City, Utah 84111.

Reports to Stockholders

     We plan to furnish our stockholders with an annual report for each fiscal year containing financial statements audited by our independent certified public accountants. Additionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to its stockholders when we deem it appropriate. We intend to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as we are subject to those requirements by filing audited annual reports, unaudited quarterly reports and other interim reports with the Securities and Exchange Commission.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

     Our common stock has traded in the pink sheets under the symbol MAUG since August 15, 2002.

     The following table sets forth from August 15, 2002 (the first day of trading) through September 30, 2002, from October 1, 2002 through December 31, 2002, from January 1, 2003, through March 31, 2003, and from April 1, 2003 to June 30, 2003, the high and low bid prices for our common stock. The prices were obtained from Quote.com and Reuters Service.

	High Bid Price	Low Bid Price
August 15, 2002 - September 30, 2002	$.50	$.10
October 1, 2002 - December 31, 2002	$.15	$.04
January 1, 2003 - March 31, 2003	$.25	$.10
April 1, 2003 - June 30, 2003	$.25	$.06
July 1, 2003 - September 30, 2003	$.25	$.05

     The quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     There were 2,046 holders of record of our common stock on September 30, 2003. No dividends have been paid to date and our Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2. Legal Proceedings.

     We are not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     None of our directors, officers or affiliates and no owner of record or beneficial owner of more than 5% of our outstanding common stock, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

Item 3. Change in and Disagreements with Accountants.

     Not applicable.

Item 4. Recent Sales of Unregistered Securities.

Since August 1, 2000, we have sold our common stock to the persons listed in the table below in transactions summarized as follows:

Name	Date of Purchase	Shares	Aggregate Purchase Price	Price Per Share
Shareholders of Maui General Store, Inc. (Colorado)	October 31, 2001	111,152,000	11,152,000 shares of Maui General Store, Inc. (Colorado)	Exchange
Patricia Cabellon	October 31, 2001	10,000,000	100% Membership Interest in Hana Pearl, LLC	Exchange
J’Amy Owens	November 7, 2001	500,000	$500 (1)	$0.001
Kenneth Sitomer	November 7, 2001	500,000	$500 (1)	$0.001
Thomas S. Smith	November 7, 2001	100,000	$100	$0.001
Richard Kelly	November 7, 2001	100,000	$100 (1)	$0.001
Simone Marisee Brouhns	November 8, 2001	25,000	$25 (1)	$0.001
Carol Emmsley	November 8, 2001	25,000	$25 (1)	$0.001
Claire Khalil	November 8, 2001	25,000	$25 (1)	$0.001
John Harris	July 8, 2002	50,000	$50 (1)	$0.001
Glenn Hagen	July 8, 2002	90,000	$90 (1)	$0.001
Mark Parris	July 8, 2002	10,000	$10 (1)	$0.001
Frank Cabrael	July 8, 2002	75,000	$75 (1)	$0.001
Rowland Hanson	July 8, 2002	200,000	$200 (1)	$0.001
Janice Hamlin	July 8, 2002	100,000	$100 (1)	$0.001
Janet Loss	July 8, 2002	10,000	$10 (1)	$0.001
Tim Martin	July 8, 2002	20,000	$20 (1)	$0.001
Jim Niess	July 8, 2002	125,000	$125 (1)	$0.001
David Rubenstein	July 8, 2002	10,000	$10 (1)	$0.001
Neal Rubenstein	July 8, 2002	10,000	$10 (1)	$0.001
David Kreiger	July 8, 2002	40,000	$10,000	$0.25
Steve Rosdale	July 8, 2002	40,000	$10,000	$0.25
J. Kalani English	July 8, 2002	10,000	$10 (1)	$0.001
Frank Nassar	March 24, 2003	100,000	$100 (1)	$0.001
Mark Matsumoto	August 12, 2003	50,000	$50 (1)	$0.001
Thomas S. Smith	September 17, 2003	100,000	$5,000 (1)	$0.05

(1)	Consideration consisted of past services rendered to us.
(2)	Certificate for shares not yet issued.

     With respect to the sales made, we relied on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the shares. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted. No underwriters were involved in this transaction.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of us.

Item 5. Indemnification of Directors and Officers.

     Sections 722 through 725 of the New York Business Corporation Law provide that any director or officer of a New York corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with or in defending any action, suit or proceeding in which he or she is a party by reason of his or her position, so long as it shall be determined that he or she conducted himself or herself in good faith and that he or she reasonably believed that his or her conduct was in the corporation’s best interest. If a director or officer is wholly successful, on the merits or otherwise, in connection with such proceeding, such indemnification is mandatory.

     Our certificate of incorporation and bylaws contain provisions which provide, among other things, that we shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of us, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. As to any action brought by or in the right of us, such indemnification is limited to expenses (including attorney’s fees) actually and necessarily incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his or her duty to us.

PART F/S

The financial statements are attached after the signature page.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2003

MAUI GENERAL STORE, INC. /s/ Richard H. Miller Richard H. Miller, President

PART III

Item 1. Index to Exhibits.

	Exhibit No.	Page No.
Exhibit 2.0	Certificate of Incorporation and all amendments thereto*	N/A
2.1	Bylaws*	N/A
6.0	Licensing Agreement between Baby Buddha, Inc. and	N/A
Maui General Store, Inc. dated July 15, 2003*
6.1	Distributor Agreement between New Horizons	N/A
Technologies International Inc. and Maui General
Store, Inc. dated January 15, 2003*
6.2	Consulting Fee Agreement between New Horizon	N/A
Technologies, Inc. and Maui General Store, Inc dated
January 14, 2003*
6.3	Letter dated October 23, 2003, from Karen Wilson to	N/A
Richard Miller**
8.0	Stock Purchase Agreement between Kelly Green	N/A
Products, Inc. and the shareholders of Maui General
Store, Inc. dated October 10, 2001*
8.1	Membership Interest Purchase Agreement between	N/A
Kelly Green Products, Inc. and Patricia Cabellon dated
October 10, 2001*

*	Incorporated by reference to the Form 10-SB as originally filed on August 8, 2003.
**	Incorporated by reference to Amendment No. 2 to the Form 10-SB filed on October 27, 2003.

Item 2. Description of Exhibits.

Except for Exhibit 6.3, the exhibits were filed after the signature page in the Form 10-SB as originally filed. Exhibit 6.3 was filed after the signature page of Amendment No. 2 to the Form 10-SB.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

_____________________________________________________

FINANCIAL REPORTS
AT
DECEMBER 31, 2002

____________________________________________________

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

TABLE OF CONTENTS

Independent Auditors’ Report	F-1
Consolidated Balance Sheets at December 31, 2002 and 2001	F-2
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the
Years Ended December 31, 2002 and 2001 and for the Period from
Date of Inception (January 3, 1995) through December 31, 2002	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002
and 2001 and for the Period from Date of Inception (January 3, 1995) Through
December 31, 2002	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002
and 2001 and for the Period from Date of Inception (January 3, 1995) Through
December 31, 2002	F-5-F-6
Notes to Consolidated Financial Statements	F-7-F-10

                     INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Maui General Store, Inc. and Subsidiaries
(A Development Stage Company)
(A New York Corporation)
Denver, Colorado

     We have audited the accompanying consolidated balance sheets of Maui General Store, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of changes in stockholders’ equity (deficit), operations, and cash flows for the years then ended and for the period from date of inception (January 3, 1995) through December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maui General Store, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended and for the period from date of inception (January 3, 1995) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming Maui General Store, Inc. and Subsidiaries will continue as a going concern. As discussed in Note H to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding this matter are described in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rotenberg & Co. LLP
Rochester, New York
   March 14, 2003

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

CONSOLIDATED BALANCE SHEETS

December 31,	2002	2001
ASSETS
Current Assets
Cash and Cash Equivalents	$ 331	$ 11,026
Inventory	12,106	26,058
Receivable - Stockholder	5,672	14,672
Advances	--	1,439

Total Assets	$ 18,109	$ 53,195

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts Payable	$ 22,700	$ 1,200
Accrued Expenses	414	414
Advances from Stockholder	4,800	--
Subscriptions Payable	20,000	--
Loan Payable - Due Within One Year	926	2,844

Total Current Liabilities	48,840	4,458
Other Liabilities
Loan Payable - Due After One Year	--	747

Total Liabilities	48,840	5,205

Stockholders’ Equity (Deficit)
Common Stock: $.001 Par; 500,000,000 Shares Authorized;
142,576,635 Shares Issued and Outstanding	142,577	142,577
Additional Paid-In Capital	229,591	229,591
Deficit Accumulated During Development Stage	(402,899)	(324,178)

Total Stockholders’ Equity (Deficit)	(30,731)	47,990

Total Liabilities and Stockholders’ Equity (Deficit)	$ 18,109	$ 53,195

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares		Common Stock	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders’ Equity (Deficit)
Inception - January 3, 1995	--		$ --	$ --	$ --	$ --
Common Stock Issued in Exchange
for Expenses Paid by Stockholders	13,781,635		13,782	--	--	13,782
Franchise Taxes Paid by Stockholder’s
on Behalf of the Corporation	--		--	2,811	--	2,811
Net Loss for the Period	--		--	--	(16,956)	(16,956)

Balance - December 31, 2000 (Unaudited)	13,781,635		13,782	2,811	(16,956)	(363)
Common Stock Issued in Exchange for
Membership Interest in Hana Pearl, LLC	10,000,000	(1)	10,000	1,000	(15,498)	(4,498)
Common Stock Issued in Exchange for
Shares in Maui General Store, Inc.	111,520,000	(2)	111,520	225,780	(185,000)	152,300
Common Stock Issued for Cash	6,100,000		6,100	--	--	6,100
Common Stock Issued in Exchange for Services	1,175,000		1,175	--	--	1,175
Net Loss for the Period	--		--	--	(106,724)	(106,724)

Balance - December 31, 2001	142,576,635		142,577	229,591	(324,178)	47,990
Net Loss for the Period	--		--	--	(78,721)	(78,721)

Balance - December 31, 2002	142,576,635		$142,577	$229,591	$(402,899)	$(30,731)

(1) —	This transaction reflects the share exchange pursuant to the membership interest purchase agreement with Hana Pearl, LLC
(2) —	This transaction reflects the share exchange pursuant to the stock purchase agreement with Maui General Store, Inc.

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

CONSOLIDATED STATEMENTS OF OPERATIONS)

	Period From Date of Inception (January 3, 1995) Through December 31, 2002	Years Ended December 31, 2002 2001
Revenues, Net	$ 43,896	$ 32,450	$ 11,946
Cost of Goods Sold	23,446	20,202	3,244

Gross Profit	20,450	12,248	8,702

Operating Expenses
Auto Expense	3,135	--	3,135
Business Planning	2,449	906	1,543
Consulting Services	57,890	8,561	49,329
Office Expense	4,573	2,205	2,368
Organizational Costs	16,956	--	--
Professional Fees	65,413	47,414	17,999
Rent Expense	42,417	17,487	24,930
Telephone Expense	5,737	4,335	1,402
Travel and Entertainment	27,104	10,110	16,994

Total Operating Expenses	225,674	91,018	117,700

Loss Before Other Income	(205,224)	(78,770)	(108,998)
Other Income
Interest Income	2,823	49	2,274

Loss Before Provision for Taxes	(202,401)	(78,721)	(106,724)
Provision for Taxes	--	--	--

Net Loss for the Period	$ (202,401)	$ (78,721)	$ (106,724)

Weighted Average Number
of Common Shares Outstanding:
Basic	136,879,230	142,576,635	137,035,471
Diluted	136,891,248	142,633,073	137,035,471
Loss Per Common Share:
Basic	$ (0.00)	$ (0.00)	$ (0.00)
Diluted	$ (0.00)	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period From Date of Inception (January 3, 1995) Through December 31, 2002	Years Ended December 31, 2002 2001
Cash Flows Provided By (Used In) Operating Activities
Net Loss for the Period	$(202,401)	$(78,721)	$(106,724)
Non-Cash Adjustments
Organizational Expenses Paid by Shareholders	13,782	--	--
Franchise Taxes Paid by Shareholders	2,811	--	--
Issuance of Shares for Acquisition of Subsidiaries	147,802	--	147,802
Issuance of Shares for Services Rendered
- Directors and Consultants	1,175	--	1,175
Changes in Assets and Liabilities
Inventory	(12,106)	13,952	(26,058)
Advances	--	1,439	(1,439)
Accounts Payable	22,700	21,500	1,200
Accrued Expenses	414	--	51

Net Cash Flows Provided By (Used In) Operating Activities	(25,823)	(41,830)	16,007

Cash Flows Provided By (Used In) Investing Activities	--	--	--

Cash Flows Provided By (Used In) Financing Activities
Advances from (Advances to) Stockholder, Net	(872)	13,800	(14,672)
Proceeds from (Repayment on) Loan Payable	926	(2,665)	3,591
Proceeds from Subscriptions Payable	20,000	20,000	--
Proceeds from Issuance of Stock	6,100	--	6,100

Net Cash Flows Provided By (Used In) Financing Activities	26,154	31,135	(4,981)

Net Change in Cash and Cash Equivalents	331	(10,695)	11,026
Cash and Cash Equivalents - Beginning of Period	--	11,026	--

Cash and Cash Equivalents - End of Period	$ 331	$ 331	$ 11,026

Supplemental Disclosures

Interest Paid	$ --	$ --	$ --
Income Taxes Paid	$ --	$ --	$ --

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

	Period From Date of Inception (January 3, 1995) Through December 31, 2002	Years Ended December 31, 2002 2001
NON-CASH INVESTING AND FINANCING ACTIVITIES

Organizational Expenses Paid by Shareholders	$ 13,782	$ --	$ --
Franchise Taxes Paid by Shareholders	$ 2,811	$ --	$ --
Issuance of Shares for Acquisition of Subsidiaries	$147,802	$ --	$147,802
Issuance of Shares for Services Rendered
- Directors and Consultants	$ 1,175	$ --	$ 1,175

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — The Company

The Company was incorporated under the laws of the State of New York on January 3, 1995 as Kelly Green Products, Inc. Kelly Green Products, Inc. did not have any operating activities prior to the acquisitions of Maui General Store, Inc. (A Colorado Corporation) and Hana Pearl, LLC.

On October 10, 2001, the Company acquired 100% of the outstanding shares of Maui General Store, Inc. (A Colorado Corporation). The shareholders of Maui General Store, Inc. (A Colorado Corporation) exchanged their stock for 111,520,000 shares of the Company's common stock. The majority stockholder of the Company held the majority interest in Maui General Store, Inc. (A Colorado Corporation). There was no change to the business, management, location, policies or the assets and liabilities of Maui General Store, Inc. (A Colorado Corporation)

On October 10, 2001, in a separate transaction, the Company acquired a 100% interest in Hana Pearl, LLC (A Hawaii LLC) by exchanging 10,000,000 shares of the Company’s common stock for the membership interest in Hana Pearl, LLC. Hana Pearl, LLC was initially formed on November 9, 2000 as a limited liability company under the laws of the state of Hawaii.

Prior to the above transactions, there was no common ownership between the Companies or Individuals. On October 30, 2001, the Company changed its name to Maui General Store, Inc.

The noted acquisitions constitute a recapitalization of the Companies and were accounted for as a reverse acquisition. Accordingly, the historical operations of Maui General Store, Inc. (A Colorado Corporation) and Hana Pearl, LLC became the historical operations of the Company. The assets and liabilities of Maui General Store, Inc. and Hana Pearl, LLC have been carried over at their historical cost. The accompanying financial statements reflect the financial position, results of operations, and cash flows for all periods presented as if the acquisitions had occurred at the beginning of the earliest period presented.

Description of Business

The Company was formed to merchandise “island products”, initially Hawaiian goods, and later, products from other islands. The products the Company plans to offer will span a variety of categories, ranging from coffee, candy, soaps and lotions to apparel. There will, however, be a common island theme in all of the Company’s products. Hana Pearl, LLC is also a wholesaler of black and golden pearls. The Company intends to use mail order catalogs and internet retailing to market its products and to sell wireless phones. There are no plans at this time to open a physical retail location.

Note B —	Nature of Operations and Summary of Significant Accounting Policies Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Maui General Store, Inc. (A Colorado Corporation) and Hana Pearl, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

- continued -

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B - Nature of Operations and Summary of Significant Accounting Policies - continued

Development Stage

The Company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its products. The Company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises.

Method of Accounting

The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

Inventory

Inventory consists of black and golden pearls, and is stated at the lower of cost or market and is based upon physical counts taken by management. This method of inventory valuation is referred to as specific identification.

Advances from Stockholder

Advances from stockholder consist of advances made for working capital purposes. The advances are due on demand and bear no interest and contain no formal repayment terms. The Company expects to repay the advances in the next 12 months.

Revenue Recognition

Revenue from product sales are recognized when the goods are shipped. Revenue is recorded at the time of sale net of estimated allowances for customer returns. Allowances for customer returns are based on the company’s historical experience with product returns in the Hana Pearl, LLC subsidiary. Hana Pearl, LLC allows customers to return merchandise containing defects within 6 months of the sale. Generally, merchandise will be accepted for return if defects occur through no fault of the purchaser. The Company has not experienced any sales returns during the periods presented in the accompanying financial statements.

Revenue from re-work/repair services for prior product sales is recognized as the services are provided, in the Hana Pearl, LLC subsidiary. Revenue from repair work has been de-minimus during the periods presented in the accompany financial statements.

Cost of Goods Sold

Cost of goods sold consists primarily of two components: pearls sold; cost paid to jewelers who subcontract repair work from Hana Pearl, LLC.

Organizational Expenses

Organizational expenses represent management, consulting, legal, accounting, and filing fees, incurred to date in the formation of the Company. Organizational costs are expensed as incurred pursuant to Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities”.

- continued -

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note B - Nature of Operations and Summary of Significant Accounting Policies - continued

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, using the asset and liability approach, which require recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Company had no material deferred tax assets or liabilities for the periods presented.

Loss Per Common Share

Loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”. Basic earnings per common share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted average shares outstanding assuming conversion of all potentially dilutive stock options, warrants, and convertible securities.

Financial Instruments

The Company’s financial instruments consist of cash and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits. Cash is placed primarily in high quality short-term interest bearing financial instruments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Denver, Colorado

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C — Subscriptions Payable

During 2002, the Company received subscription proceeds from two individual investors. Under their subscription agreements, the investors are each legally bound to purchase 40,000 shares of the Company’s common stock at a price of $0.25 per share. The shares are to be issued in 2003.

The number of common share equivalents outstanding as of December 31, 2002 and 2001 was 80,000 and -0- shares, respectively.

Note D — Common Stock

The Company had all of its organizational costs paid by stockholders. The stockholders paid $13,782 for these services for which they received 13,781,635 shares of the Company’s common stock.

Note E — Leases

The Company leases office space in Hana, Hawaii and in New York, New York, under operating leases, for $1,800 and $1,000 per month, respectively. The rent agreements are on a month-to-month basis. Rent expense was $17,487, $24,930, and $42,417 for the years ended December 31, 2002 and 2001, and for the period from date of inception (January 3, 1995) through December 31, 2002, respectively.

Note F — Related Party Transactions

During the year ended December 31, 2001, the Company paid $49,329 for consulting services to its former President and stockholder.

Note G — License Agreement

On October 15, 2001, the Company entered into a licensing agreement with Baby Buddha, Inc. The agreement requires the Company to distribute a line of clothing for Baby Buddha, Inc. by October 15, 2004. The Company will pay Baby Buddha, Inc. a 5% royalty fee on all sales.

Note H — Going Concern

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported net losses totaling $202,401 for the period from date of inception (January 3, 1995) through December 31, 2002. As a result, there is an accumulated deficit of $402,899 at December 31, 2002.

The Company’s continued existence is dependent upon its ability to raise capital or to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company plans to raise working capital through equity offerings and future profitable operations. Certain stockholders, although not obligated to do so, have expressed willingness to advance the Company finds on a short term basis to the extent necessary.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

_____________________________________________________

FINANCIAL REPORTS
AT
SEPTEMBER 30, 2003

_____________________________________________________

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

TABLE OF CONTENTS

Independent Accountants’ Review Report	F-11
Unaudited Consolidated Balance Sheets	F-12
Unaudited Consolidated Statements of Changes in Stockholders’ Equity (Deficit)	F-13-F-14
Unaudited Consolidated Statements of Operations	F-15-F-16
Unaudited Consolidated Statements of Cash Flows	F-17-F-18
Notes to Unaudited Consolidated Financial Statements	F-19

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders
Maui General Store, Inc. and Subsidiaries
(A Development Stage Company)
(A New York Corporation)
Hana, Maui, Hawaii

     We have reviewed the accompanying consolidated balance sheet of Maui General Store, Inc. and Subsidiaries as of September 30, 2003, the related consolidated statements of operations for the three and nine months ended September 30, 2003 and 2002 and for the period from date of inception (January 3, 1995) through September 30, 2003, and the consolidated statements of changes in stockholders’ equity (deficit) and cash flows for the nine months ended September 30, 2003 and 2002 and for the period from date of inception (January 3, 1995) through September 30, 2003. These financial statements are the responsibility of the Company’s management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to such financial statements in order for them to be in conformity with the accounting principles generally accepted in the United States of America.

Rochester, New York
October 17, 2003

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2003	December 31, 2002

ASSETS
Current Assets
Cash and Cash Equivalents	$ 608	$ 331
Inventory	9,277	12,106
Advances to Stockholder	5,672	5,672

Total Assets	$ 15,557	$ 18,109

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable	$ 50,700	$ 22,700
Accrued Expenses	414	414
Advances from Stockholder	4,240	4,800
Subscriptions Payable	--	20,000
Loan Payable - Due Within One Year	--	926

Total Liabilities	55,354	48,840

Stockholders’ Deficit
Common Stock: $.001 Par; 500,000,000 Shares Authorized;
143,606,635 and 142,576,635 Shares
Issued and Outstanding, Respectively	143,607	142,577
Additional Paid-In Capital	254,411	229,591
Deficit Accumulated During Development Stage	(437,815)	(402,899)

Total Stockholders’ Deficit	(39,797)	(30,731)

Total Liabilities and Stockholders’ Deficit	$ 15,557	$ 18,109

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares		Common Stock ($0.001 Par Value)	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders’ Equity (Deficit)

Inception - January 3, 1995	--		$ --	$ --	$ --	$ --
Common Stock Issued in Exchange
for Expenses Paid by Stockholders	13,781,635		13,782	--	--	13,782
Franchise Taxes Paid by Stockholder
on Behalf of the Corporation	--		--	2,811	--	2,811
Common Stock Issued in Exchange for
Membership Interest in Hana Pearl, LLC	10,000,000	(1)	10,000	1,000	(15,498)	(4,498)
Common Stock Issued in Exchange for
Shares in Maui General Store, Inc.	111,520,000	(2)	111,520	225,780	(185,000)	152,300
Common Stock Issued for Cash	6,100,000		6,100	--	--	6,100
Common Stock Issued in Exchange for Services	1,175,000		1,175	--	--	1,175
Net Loss for the Period	--		--	--	(123,680)	(123,680)

Balance - December 31, 2001	142,576,635		$ 142,577	$229,591	$(324,178)	$ 47,990

- continued -

(1) — This transaction reflects the share exchange pursuant to the membership interest purchase agreement with Hana Pearl, LLC.

(2) — This transaction reflects the share exchange pursuant to the stock purchase agreement with Maui General Store, Inc.

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) - continued

	Number of Shares	Common Stock ($0.001 Par Value)	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders’ Equity (Deficit)

Balance - December 31, 2001	142,576,635	$142,577	$229,591	$(324,178)	$ 47,990
Net Loss for the Period (Unaudited)	--	--	--	(48,703)	(48,703)

Balance - September 30, 2002 (Unaudited)	142,576,635	142,577	229,591	(372,881)	(713)
Net Loss for the Period (Unaudited)	--	--	--	(30,018)	(30,018)

Balance - December 31, 2002	142,576,635	142,577	229,591	(402,899)	(30,731)
Common Stock Issued in Exchange for Services	950,000	950	4,900	--	5,850
Common Stock Issued in Satisfaction of Subscriptions Payable	80,000	80	19,920	--	20,000
Net Loss for the Period (Unaudited)	--	--	--	(34,916)	(34,916)

Balance - September 30, 2003 (Unaudited)	143,606,635	$143,607	$254,411	$(437,815)	$(39,797)

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Period From Date of Inception (January 3, 1995) Through September 30,	Three Months Ended September 30,
	2003	2003	2002

Revenues, Net	$ 62,286	$ 7,455	$ 7,337

Cost of Goods Sold	34,678	6,145	2,421

Gross Profit	27,608	1,310	4,916

Operating Expenses
Auto Expense	3,135	--	--
Business Planning	2,449	--	--
Consulting Services	58,833	50	1,586
Office Expense	7,742	1,648	589
Organizational Costs	16,956	--	--
Professional Fees	98,762	33,000	--
Rent Expense	43,533	316	9,000
Telephone Expenses	6,280	206	1,315
Travel and Entertainment	29,904	100	5,456

Total Operating Expenses	267,594	35,320	17,946

Loss Before Other Income	(239,986)	(34,010)	(13,030)
Other Income
Interest Income	2,823	--	2

Loss Before Provision for Taxes	(237,163)	(34,010)	(13,028)

Provision for Taxes	154	154	--

Net Loss for the Period	$ (237,317)	$ (34,164)	$ (13,028)

Weighted Average Number
of Common Shares Outstanding:
Basic	137,004,458	143,496,960	142,576,635
Diluted	137,004,458	143,496,960	142,656,635
Loss per Common Share:
Basic	$ (0.00)	$ (0.00)	$ (0.00)

Diluted	$ (0.00)	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) — continued

	Nine Months Ended September 30,
	2003	2002

Revenues, Net	$ 18,390	$ 25,467

Cost of Goods Sold	11,232	15,406

Gross Profit	7,158	10,061

Operating Expenses
Business Planning	--	906
Consulting Services	943	5,488
Office Expense	3,169	1,475
Professional Fees	33,349	22,843
Rent Expense	1,116	14,487
Telephone Expenses	543	3,772
Travel and Entertainment	2,800	9,842

Total Operating Expenses	41,920	58,813

Loss Before Other Income	(34,762)	(48,752)
Other Income
Interest Income	--	49

Loss Before Provision for Taxes	(34,762)	(48,703)

Provision for Taxes	154	--

Net Loss for the Period	$ (34,916)	$ (48,703)

Weighted Average Number
of Common Shares Outstanding:
Basic	143,166,781	142,576,635
Diluted	143,166,781	142,625,134
Loss per Common Share:
Basic	$ (0.00)	$ (0.00)

Diluted	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

AUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Period From Date of Inception (January 3, 1995) Through	Nine Months Ended September 30,
	September 30, 2003	2003	2003

Cash Flows from Operating Activities
Net Loss for the Period	$(237,317)	$(34,916)	$(48,703)
Non-Cash Adjustments
Organizational Expenses Paid by Shareholders	13,782	--	--
Franchise Taxes Paid by Shareholders	2,811	--	--
Issuance of Shares for Acquisition of Subsidiaries	147,802	--	--
Issuance of Shares for Services Rendered
- Directors and Consultants	7,025	5,850	--
Changes in Assets and Liabilities:
Inventory	(9,277)	2,829	10,050
Accounts Receivable	--	--	1,439
Accounts Payable	50,700	28,000	--
Accrued Expenses	414	--	--

Net Cash Flows from Operating Activities	(24,060)	1,763	(37,214)

Cash Flows from Investing Activities	--	--	--

Cash Flows From Financing Activities
Advances from (Advances to) Stockholder, Net	(1,432)	(560)	10,332
Repayment on Loan Payable	--	(926)	(2,218)
Proceeds from Subscriptions Payable	20,000	--	20,000
Proceeds from Issuance of Stock	6,100	--	--

Net Cash Flows from Financing Activities	24,668	(1,486)	28,114

Net Change in Cash and Cash Equivalents	608	277	(9,100)
Cash and Cash Equivalents - Beginning of Period	--	331	11,026

Cash and Cash Equivalents - End of Period	$ 608	$ 608	$ 1,926

Supplemental Disclosures

Interest Paid	$ --	$ --	$ --
Income Taxes Paid	$ --	$ --	$ --

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) — continued

	Period From Date of Inception (January 3, 1995) Through	Nine Months Ended September 30,
	September 30, 2003	2003	2002

NON-CASH INVESTING AND FINANCING ACTIVITIES

Organizational Expenses Paid by Shareholders	$ 13,782	$ --		$ --
Franchise Taxes Paid by Shareholders	$ 2,811	$ --		$ --
Issuance of Shares for Acquisition of Subsidiaries	$147,802	$ --		$ --
Issuance of Shares for Services Rendered
- Directors and Consultants	$ 7,025	$ 5,850		$ --
Issuance of Shares in Satisfaction of Subscriptions
Payable	$ 20,000	$20,000		$ --

The accompanying notes are an integral part of these financial statements.

MAUI GENERAL STORE, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
(A NEW YORK CORPORATION)
Hana, Maui, Hawaii

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — The Company

The condensed financial statements of Maui General Store, Inc. and Subsidiaries (the “Company”) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included elsewhere in the Company’s registration statement on Form 10 — SB.

The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform with the current period presentation.